Exhibit 99.4

RATIO OF EARNINGS TO FIXED CHARGES[1]
(millions of Canadian dollars, except as noted)	For the six
	months ended	For the year ended
	April 30	October 31	October 31	October 31	October 31	October 31
	2016	2015	2014	2013	2012	2011
Excluding interest on deposits fixed charges:
Interest expense (excluding deposits)	$978	$1,950	$2,060	$1,938	$2,323	$2,483
Estimated interest within rental expense	66	109	106	102	108	100
Preferred stock dividend requirements of consolidated
subsidiaries	18	32	28	42	41	42
Total fixed charges	1,062	2,091	2,194	2,082	2,472	2,625
Preferred stock dividend requirements of parent entity	78	119	172	218	230	221
Total fixed charges and preferred dividends	1,140	2,210	2,366	2,300	2,702	2,846
Earnings
Net Income before income taxes	5,502	9,794	9,734	8,009	7,578	7,331
Less: income/(loss) from equity investees	218	377	320	272	234	246
Add: fixed charges	1,062	2,091	2,194	2,082	2,472	2,625
Total earnings	$6,346	$11,508	$11,608	$9,819	$9,816	$9,710

Ratio of earnings to fixed charges	5.98	5.50	5.29	4.72	3.97	3.70
Ratio of earnings to fixed charges and preferred
dividends	5.57	5.21	4.91	4.27	3.63	3.41

Including interest on deposits fixed charges:
Interest expense (including deposits)	$3,202	$6,192	$6,373	$6,399	$6,993	$6,949
Estimated interest within rental expense	66	109	106	102	108	100
Preferred stock dividend requirements of consolidated
subsidiaries	18	32	28	42	41	42
Total fixed charges	3,286	6,333	6,507	6,543	7,142	7,091
Preferred stock dividend requirements of parent entity	78	119	172	218	230	221
Total fixed charges and preferred dividends	3,364	6,452	6,679	6,761	7,372	7,312
Earnings
Net Income before income taxes	5,502	9,794	9,734	8,009	7,578	7,331
Less: income/(loss) from equity investees	218	377	320	272	234	246
Add: fixed charges	3,286	6,333	6,507	6,543	7,142	7,091
Total earnings	$8,570	$15,750	$15,921	$14,280	$14,486	$14,176

Ratio of earnings to fixed charges	2.61	2.49	2.45	2.18	2.03	2.00
Ratio of earnings to fixed charges and preferred
dividends	2.55	2.44	2.38	2.11	1.97	1.94
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.